SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

comScore, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

20564W105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index Contained on Page 16

CUSIP NO. 20564W105	13 G	Page 2 of 18 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel VII L.P. (“A7”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

4,297,282 shares, except that Accel VII Associates L.L.C. (“A7A”), the general partner of A7, may be deemed to have sole power to vote these shares, and James W. Breyer (“Breyer”), Arthur C. Patterson (“Patterson”), Theresia Gouw Ranzetta (“Ranzetta”), James R. Swartz (“Swartz”) and J. Peter Wagner (“Wagner”), the managing members of A7A, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

4,297,282 shares, except that A7A, the general partner of A7, may be deemed to have sole power to dispose of these shares, and Breyer, Patterson, Ranzetta, Swartz and Wagner, the managing members of A7A, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,297,282
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4%
12	TYPE OR REPORTING PERSON PN

CUSIP NO. 20564W105	13 G	Page 3 of 18 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel VII Associates L.L.C. (“A7A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

4,297,282 shares, all of which are directly owned by A7.  A7A, the general partner of A7, may be deemed to have sole power to vote these shares, and Breyer, Patterson, Ranzetta, Swartz and Wagner, the managing members of A7A, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

4,297,282 shares, all of which are directly owned by A7.  A7A, the general partner of A7, may be deemed to have sole power to dispose of these shares, and Breyer, Patterson, Ranzetta, Swartz and Wagner, the managing members of A7A, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,297,282
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4%
12	TYPE OR REPORTING PERSON OO

CUSIP NO. 20564W105	13 G	Page 4 of 18 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Internet Fund III L.P. (“AIF3”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,074,321 shares, except that Accel Internet Fund III Associates L.L.C. (“AIF3A”), the general partner of AIF3, may be deemed to have sole power to vote these shares, and Breyer, Patterson, Ranzetta, Swartz and Wagner, the managing members of AIF3A, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,074,321 shares, except that AIF3A, the general partner of AIF3, may be deemed to have sole power to dispose of these shares, and Breyer, Patterson, Ranzetta, Swartz and Wagner, the managing members of AIF3A, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,074,321
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%
12	TYPE OR REPORTING PERSON PN

CUSIP NO. 20564W105	13 G	Page 5 of 18 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Internet Fund III Associates L.L.C. (“AIF3A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,074,321 shares, all of which are directly owned by AIF3.  AIF3A, the general partner of AIF3, may be deemed to have sole power to vote these shares, and Breyer, Patterson, Ranzetta, Swartz and Wagner, the managing members of AIF3A, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,074,321 shares, all of which are directly owned by AIF3.  AIF3A, the general partner of AIF3, may be deemed to have sole power to dispose of these shares, and Breyer, Patterson, Ranzetta, Swartz and Wagner, the managing members of AIF3A, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,074,321
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%
12	TYPE OR REPORTING PERSON OO

CUSIP NO. 20564W105	13 G	Page 6 of 18 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Investors ’99 L.P. (“AI99”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 531,256 shares, except that Breyer, Patterson, Ranzetta, Swartz and Wagner, the general partners of AI99, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 531,256 shares, except that Breyer, Patterson, Ranzetta, Swartz and Wagner, the general partners of AI99, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,256
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12	TYPE OR REPORTING PERSON PN

CUSIP NO. 20564W105	13 G	Page 7 of 18 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James W. Breyer (“Breyer”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER

5,902,859 shares, of which 4,297,282 are shares directly owned by A7, 1,074,321 are shares directly owned by AIF3, and 531,256 are shares directly owned by AI99.  Breyer is a managing member of A7A, the general partner of A7, a managing member of AIF3A, the general partner of AIF3 and a general partner of AI99 and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

5,902,859 shares, of which 4,297,282 are shares directly owned by A7, 1,074,321 are shares directly owned by AIF3, and 531,256 are shares directly owned by AI99.  Breyer is a managing member of A7A, the general partner of A7, a managing member of AIF3A, the general partner of AIF3 and a general partner of AI99 and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,902,859
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 20564W105	13 G	Page 8 of 18 Pages

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Arthur C. Patterson (“Patterson”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER

5,902,859 shares, of which 4,297,282 are shares directly owned by A7, 1,074,321 are shares directly owned by AIF3, and 531,256 are shares directly owned by AI99.  Patterson is a managing member of A7A, the general partner of A7, a managing member of AIF3A, the general partner of AIF3 and a general partner of AI99 and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

5,902,859 shares, of which 4,297,282 are shares directly owned by A7, 1,074,321 are shares directly owned by AIF3, and 531,256 are shares directly owned by AI99.  Patterson is a managing member of A7A, the general partner of A7, a managing member of AIF3A, the general partner of AIF3 and a general partner of AI99 and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,902,859
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 20564W105	13 G	Page 9 of 18 Pages

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Theresia Gouw Ranzetta (“Ranzetta”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER

5,902,859 shares, of which 4,297,282 are shares directly owned by A7, 1,074,321 are shares directly owned by AIF3, and 531,256 are shares directly owned by AI99.  Ranzetta is a managing member of A7A, the general partner of A7, a managing member of AIF3A, the general partner of AIF3 and a general partner of AI99 and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

5,902,859 shares, of which 4,297,282 are shares directly owned by A7, 1,074,321 are shares directly owned by AIF3, and 531,256 are shares directly owned by AI99.  Ranzetta is a managing member of A7A, the general partner of A7, a managing member of AIF3A, the general partner of AIF3 and a general partner of AI99 and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,902,859
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 20564W105	13 G	Page 10 of 18 Pages

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS James R. Swartz (“Swartz”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER

5,902,859 shares, of which 4,297,282 are shares directly owned by A7, 1,074,321 are shares directly owned by AIF3, and 531,256 are shares directly owned by AI99.  Swartz is a managing member of A7A, the general partner of A7, a managing member of AIF3A, the general partner of AIF3 and a general partner of AI99 and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

5,902,859 shares, of which 4,297,282 are shares directly owned by A7, 1,074,321 are shares directly owned by AIF3, and 531,256 are shares directly owned by AI99.  Swartz is a managing member of A7A, the general partner of A7, a managing member of AIF3A, the general partner of AIF3 and a general partner of AI99 and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,902,859
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 20564W105	13 G	Page 11 of 18 Pages

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS J. Peter Wagner (“Wagner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER

5,902,859 shares, of which 4,297,282 are shares directly owned by A7, 1,074,321 are shares directly owned by AIF3, and 531,256 are shares directly owned by AI99.  Wagner is a managing member of A7A, the general partner of A7, a managing member of AIF3A, the general partner of AIF3 and a general partner of AI99 and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

5,902,859 shares, of which 4,297,282 are shares directly owned by A7, 1,074,321 are shares directly owned by AIF3, and 531,256 are shares directly owned by AI99.  Wagner is a managing member of A7A, the general partner of A7, a managing member of AIF3A, the general partner of AIF3 and a general partner of AI99 and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,902,859
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.1%
12	TYPE OF REPORTING PERSON IN

ITEM 1(a).

NAME OF ISSUER:

comScore, Inc.

ITEM 1(b).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

11465 Sunset Hills Road, Suite 200

Reston, VA 20190

ITEM 2(a).

NAME OF PERSONS FILING:

This Statement is filed by Accel VII L.P., a Delaware limited partnership (“A7”), Accel VII Associates L.L.C., a Delaware limited liability company and the general partner of A7 (“A7A”), Accel Internet Fund III L.P., a Delaware limited partnership (“AIF3”), Accel Internet Fund III Associates L.L.C., a Delaware limited liability company and the general partner of AIF3 (“AIF3A”), and Accel Investors ’99 L.P., a Delaware limited partnership (“AI99”), James W. Breyer (“Breyer”), a general partner of AI99 and a managing member of A7A and AIF3A, Arthur C. Patterson (“Patterson”), a general partner of AI99 and a managing member of A7A and AIF3A, Theresia Gouw Ranzetta (“Ranzetta”), a general partner of AI99 and a managing member of A7A and AIF3A, James R. Swartz (“Swartz”), a general partner of AI99 and a managing member of A7A and AIF3A, and J. Peter Wagner (“Wagner”), a general partner of AI99 and a managing member of A7A and AIF3A.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

A7A, the general partner of A7, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by A7.  AIF3A, the general partner of AIF3, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AIF3.  Breyer, Patterson, Ranzetta, Swartz and Wagner are managing members of A7A and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by A7.  Breyer, Patterson, Ranzetta, Swartz and Wagner are general partners of AI99 and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AI99.  Breyer, Patterson, Ranzetta, Swartz and Wagner are managing members of AIF3A and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AIF3.

ITEM 2(b).

ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office for each of the Reporting Persons is:

Accel Partners

428 University Avenue

Palo Alto, CA  94301

ITEM 2(c)

CITIZENSHIP:

A7, AIF3 and AI99 are Delaware limited partnerships, A7A and AIF3A are Delaware limited liability companies.  Breyer, Patterson, Ranzetta, Swartz and Wagner are United States citizens.

ITEM 2(d).

TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e).

CUSIP NUMBER:

CUSIP # 20564W105

ITEM 3.

Not Applicable

ITEM 4.

OWNERSHIP:

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2007:

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

Ownership of five percent or less of a class:

Not Applicable

ITEM 6.

Ownership of more than five percent on behalf of another person:

Under certain circumstances set forth in the partnership agreements of A7, AIF3 and AI99 and the limited liability company agreements of A7A and AIF3A, the general partners, limited partners, or members as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner, or member.

ITEM 7.

Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

Not applicable.

ITEM 8.

Identification and classification of members of the group:

Not applicable

ITEM 9.

Notice of dissolution of group:

Not applicable

ITEM 10.

Certification:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2008

Entities: Accel VII L.P. Accel Internet Fund III L.P. Accel Investors ‘99 L.P. Accel VII Associates L.L.C. Accel Internet Fund III Associates L.L.C.	By: /s/ Tracy L. Sedlock Tracy L. Sedlock, Attorney-in-fact for above-listed entities
Individuals: James W. Breyer Arthur C. Patterson Theresia Gouw Ranzetta James R. Swartz J. Peter Wagner	By: /s/ Tracy L. Sedlock Tracy L. Sedlock, Attorney-in-fact for above-listed individuals

EXHIBIT INDEX

Found on Sequentially Numbered Page

Exhibit
Exhibit A: Agreement of Joint Filing	17
Exhibit B: Reference to Tracy L. Sedlock as Attorney-in-Fact	18

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of comScore, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated:  February 7, 2008

Entities: Accel VII L.P. Accel Internet Fund III L.P. Accel Investors ‘99 L.P. Accel VII Associates L.L.C. Accel Internet Fund III Associates L.L.C.	By: /s/ Tracy L. Sedlock Tracy L. Sedlock, Attorney-in-fact for above-listed entities
Individuals: James W. Breyer Arthur C. Patterson Theresia Gouw Ranzetta James R. Swartz J. Peter Wagner	By: /s/ Tracy L. Sedlock Tracy L. Sedlock, Attorney-in-fact for above-listed individuals

EXHIBIT B

REFERENCE TO TRACY L. SEDLOCK AS ATTORNEY-IN-FACT

Tracy L. Sedlock has signed the enclosed documents as Attorney-In-Fact.  Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.